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                                                       Filed with the Securities
                                                         and Exchange Commission
                                                            on November 29, 2001


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



In the Matter of                                    INTERIM CERTIFICATE

Conectiv and Subsidiaries                                    OF

File No. 70-9499                                        NOTIFICATION

(Public Utility Holding Company                     PURSUANT TO RULE 24
Act of 1935)



This Certificate of Notification pursuant to Rule 24 (18 C.F.R. Section 250.24) is filed by Conectiv, a Delaware Corporation, in connection with transactions proposed in Post-Effective Amendments Nos. 1 to 5 to the Declaration on Form U-1 in the above File as previously amended by amendment No. 1 and authorized by orders (the "Orders") of the Securities and Exchange Commission dated September 27, 1999, January 28, 2000 and April 27, 2000.

The following transactions have been completed during the period from July 1, 2001 to September 30, 2001:

         On September 25, 2001, the Board of Directors of Conectiv declared a Common Stock dividend of $14,428,009 and a Common Stock Class A dividend of $5,258,530 for total dividend payments of $19,686,539. As of September 30, 2001, accumulated retained earnings after accounting for the common dividends declared amounted to $217,987,000. Therefore, no action was undertaken pursuant to the Orders.

The foregoing transactions as described above and in the Application/Declaration have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Orders issued by the Commission with respect thereto.


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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                              CONECTIV

                                              ATLANTIC CITY ELECTRIC COMPANY
                                              DELMARVA POWER & LIGHT COMPANY

November 29, 2001                             /s/ Philip S. Reese
                                              -------------------
                                              Philip S. Reese
                                              Vice President and Treasurer